UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

General Motors Corporation

(Name of Issuer)

Common Stock, par value $1 2/3 per share

(Title of Class of Securities)

370442105

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 48,386,300 8. Shared Voting Power 7,613,700 9. Sole Dispositive Power 48,386,300 10. Shared Dispositive Power 7,613,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,607,779 shares of common stock issued and outstanding on July 31, 2006, as set forth in General Motors’ Form 10-Q filed on August 8, 2006, for the period ending June 30, 2006.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 56,000,000 8. Shared Voting Power 9. Sole Dispositive Power 56,000,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 565,607,779 shares of common stock issued and outstanding on July 31, 2006, as set forth in General Motors’ Form 10-Q filed on August 8, 2006, for the period ending June 30, 2006.

CUSIP No. 370442105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 250 Rodeo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,613,700 8. Shared Voting Power 9. Sole Dispositive Power 7,613,700 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,613,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.35% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 565,607,779 shares of common stock issued and outstanding on July 31, 2006, as set forth in General Motors’ Form 10-Q filed on August 8, 2006, for the period ending June 30, 2006.

This Amendment No. 11 amends and supplements the Statement on Schedule 13D filed on June 17, 2005, as amended on September 1, 2005, September 21, 2005, October 12, 2005, October 19, 2005, December 20, 2005, January 10, 2006, January 25, 2006, February 6, 2006, June 30, 2006 and September 28, 2006 (as amended, the “Schedule 13D”) by Tracinda Corporation, a Nevada corporation (“Tracinda”), 250 Rodeo, Inc., a Delaware corporation (“250 Rodeo”), and Kirk Kerkorian, relating to the common stock, par value $1 2/3 per share, of General Motors Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

On October 4, 2006, General Motors abruptly announced the termination of discussions regarding its proposed alliance with Renault and Nissan prior to the expiration of the time period originally established for the initial evaluation of the alliance and without the General Motors Board of Directors obtaining an independent evaluation of the alliance. On October 6, 2006, Tracinda received a letter from Jerome B. York stating that Mr. York had resigned his position as a director of General Motors. A copy of the letter from Mr. York is attached hereto as Exhibit 10.1 and incorporated herein by reference.

The Filing Persons have decided not to pursue the acquisition of additional shares of General Motors common stock. The Filing Persons will continue to review their investment in General Motors and may determine, based on market and general economic conditions, the business affairs and financial condition of General Motors, the market price of its shares and other factors deemed relevant by the Filing Persons, to acquire or dispose of additional shares.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit	Description
10.1	Letter dated October 6, 2006 from Jerome B. York to Tracinda.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2006

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic Attorney-on-Fact*

250 RODEO, INC.

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A filed by Tracinda Corporation on May 26, 2005.